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                             January 19, 2023

       David Baker
       Chief Executive Officer
       Vallon Pharmaceuticals, Inc.
       Two Logan Square
       100 N. 18th Street, Suite 300
       Philadelphia, PA 19103

                                                        Re: Vallon
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 23,
2022
                                                            File No. 333-268977

       Dear David Baker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed December 23, 2022

       Cover Page

   1.                                                   Please prominently
disclose here the expected ownership percentage of Altium Growth
                                                        Fund, LP following the
Merger assuming all warrant exercises and receipt of all escrowed shares as you have done
on pages 2 and 147. Please also make similar revisions
                                                        throughout the
prospectus where ownership percentages are disclosed as well as in your
                                                        "Equity Financing and
Series T Warrant Exercises" section.
       Questions and Answers About the Merger, page 1

   2. Please revise your disclosure in this section, and elsewhere in the prospectus, as appropriate, to
disclose the status of your conversations with Nasdaq, including the impact
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FirstName  LastNameDavid
Vallon Pharmaceuticals, Inc.Baker
Comapany
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            2023        Pharmaceuticals, Inc.
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         that a potential delisting would have on the Merger.
3. Please revise your disclosure in this section, and elsewhere in the prospectus, as appropriate, to briefly discuss whether the execution of the Reverse Split would impact
         the percentage of stock owned in the combined company by Vallon   s
current stockholders
         following the Merger.
4. Please revise your disclosure in this section to include a question and answer, or multiple questions and answers, specifically addressing the following points:

                Disclose potential exchange ratios at (i) various levels of
Vallon   s net cash and (ii)
              potential required reductions to Vallon   s valuation required in
order to meet Nasdaq   s
              listing requirements. In your revisions, please show ownership in the combined
              company among GRI   s equityholders, Vallon   s equityholders and
the Investor.
                Disclose whether you anticipate that Vallon   s valuation will
need to be reduced in
              order to meet the initial listing requirements of Nasdaq, based upon currently
              available information and the current trading price of Vallon   s
common stock.
                Disclose potential exercise prices of the Series A-1, A-2 and T Warrants based upon currently available information, including the potential for cashless exercises.
                Disclose fully-diluted ownership in the combined company, including the Series A-1,
              A-2 and T Warrants.
Q: Who will be the directors of Vallon following the Merger?, page 5

5. When available, please disclose the anticipated directors of the combined company.
Prospectus Summary
Opinion of Vallon's Financial Advisor, page 15

6. Please revise your disclosure here and throughout the prospectus where the fairness opinion is described to reflect your statement on page 103 that, at the request of the Vallon
         Board, for the purposes of its opinion, Ladenburg assumed that no "Adjustment" (as defined on page 103) would occur despite management of Vallon advising Ladenburg that, as of the date of the opinion, such an Adjustment would be required. Please also revise here and on page 103 to explain why the Vallon Board instructed Ladenburg to prepare its opinion without incorporating an Adjustment, despite Vallon's management advising that an Adjustment would be required.
7. We note your statements here and elsewhere in the prospectus, as well as in the fairness opinion attached as Annex G, that the opinion is intended for the sole benefit of Vallon's board of directors. Please remove this statement.

         Alternatively, please disclose the legal basis for your and Ladenburg's belief that stockholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect of on
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FirstName  LastNameDavid
Vallon Pharmaceuticals, Inc.Baker
Comapany
January 19,NameVallon
            2023        Pharmaceuticals, Inc.
January
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         rights and responsibilities of Vallon's board under state law and the availability or non-
         availability of this defense has no effect on the rights and responsibilities of either
         Ladenburg or Vallon's board under federal securities laws.
Risk Factors
Litigation relating to the Merger could require Vallon or GRI to incur significant costs..., page 30

8. Please revise this risk factor to disclose if the parties are aware of any litigation related the merger agreement. To the extent the parties are not aware of any litigation, please include an affirmative statement to that effect.
The Merger
Background of the Merger, page 93

9. Please revise your disclosure to state why Vallon's management chose to re-engage in discussions with Company A in early September ahead of re-engaging in discussions with
         GRI and describe the terms upon which Vallon and Company A were unable to reach agreement.
10. We note your statement that changes to GRI's proposal included a revised budget that could achieve major milestones with less pending than originally proposed and a willingness to revise relative valuation and ownership in the merged company. Please quantify both the valuation in GRI's initial proposal and final valuation attributed to GRI.
         To the extent there is a material difference in the initial and final valuation, include disclosure explaining the reasoning for such changes. Please also revise this section to include a more fulsome discussion of the negotiations of the Exchange Ratio. Finally, please revise to describe the details of the revised budget and the major milestones included therein.
11. Please revise your disclosure in this section to describe the discussions and negotiations with the Investor leading to the Equity Financing.
Vallon Reasons for the Merger, page 97

12. Your disclosure here and on page 14 indicates that the Exchange Ratio formula is based on a Vallon valuation of $26.0 million. However, disclosure elsewhere in the prospectus, including on page 1, indicates that the Exchange Ratio formula is based on a Vallon valuation of $29.0 million. Please reconcile your disclosure or advise.
Opinion of Vallon's Financial Advisor, page 102

13. We note your disclosure on page 103 that Ladenburg Thalmann & Co. Inc. reviewed
         GRI's projections for purposes of its analyses. Please disclose these projections and any
         "internal financial analyses" upon which Ladenburg Thalmann & Co. relied to render its fairness opinion.
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FirstName  LastNameDavid
Vallon Pharmaceuticals, Inc.Baker
Comapany
January 19,NameVallon
            2023        Pharmaceuticals, Inc.
January
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The Merger Agreement
Conditions to the Completion of the Merger, page 137

14. Please revise to clearly identify which conditions the parties may waive and proceed with the merger agreement.
Description of GRI's Business, page 167

15. Please revise this section, where appropriate, to include a discussion of the manufacture and supply of your product candidates. To the extent material, please ensure that your discussion reflects your statement on page 78 that you are reliant on a sole supplier, or, in some cases, a limited number of suppliers, for the manufacture of your product candidates.
Overview, page 167

16. We note your statement that you are initiating a Phase 1a/1b trial of GRI-0803 and your disclosure here and on page 169 that you anticipate topline results from this trial to be available in the second quarter of 2024. However, we note that you do not appear to have an active IND for this trial. Please refrain from making predictions that assume successful clearances of INDs or successful clinical trials. You may state when you intend to submit your IND for this trial.
Our Pipeline, page 168

17. Please revise your pipeline table to shorten bar for GRI-0803 as disclosure on page 180 indicates that you have not yet submitted an IND for this candidate, or advise. Please also remove the blue arrows and text from the pipeline arrows. Finally, based on your disclosure on pages 54 and 109, neither GRI-0124 nor GRI-0729 is currently in development. Please remove these candidates from your pipeline table. We do not object to narrative discussion of GRI-0124 and GRI-0729 in the GRI Business section.
18. Please revise here, or elsewhere in the Business section, as appropriate, to discuss in further detail the results from your pilot Phase 2a trial of GRI-0621, including whether the trial achieved its endpoints, the frequency and nature of any observed adverse events and if adverse events were linked to treatment.
Description of Vallon Capital Stock
Choice of Forum, page 255

19. Please include a risk factor discussing the risks to investors arising from the Choice of
         Forum provision of Vallon's certificate of incorporation. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision applies to actions arising under the
         Securities Act. In that regard, we note that Section 22 of the Securities Act creates
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Vallon Pharmaceuticals, Inc.
January 19, 2023
Page 5
      concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
      Securities Act, please also ensure that the Choice of Forum provision in the certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
Exhibits

20. Please file the consent of Ladenburg Thalmann & Co. Inc. as an exhibit to this registration statement. For guidance, refer to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Baker
                                                             Division of
Corporation Finance
Comapany NameVallon Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
January 19, 2023 Page 5
cc:       Faith Charles, Esq.
FirstName LastName